Rule 12g3-2(b)
File No. 82-1388

HINO
Hino Motors, Ltd.
Legal Department
General Administration Division
3-1-1, Hino-dai, Hino-shi
Tokyo 191-8660, Japan
FAX : +81-42-586-5167

[redacted]

08004865

RECEIVED
2008 SEP 11 A 11:51

September 8, 2008

PROCESSED
SEP 15 2008
THOMSON REUTERS

Via EMS

Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

SUPPL

Re: **Hino Motors, Ltd., File No. 82-1388**

Dear Sir or Madam:

By notice mailed September 17, 2007, Hino Motors, Ltd. (the "Company"), received from the Securities and Exchange Commission (the "SEC") confirmation that the Company was added to the list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

In compliance with Rule 12g3-2(b), attached as Annex A please find a list of the information which the Company, since July 11,2008, has made public pursuant to the laws of Japan, has filed with the Tokyo Stock Exchange, or has distributed to its security holders. The documents listed in Annex A are enclosed herewith.

In accordance with subparagraphs (4) and (5) of Rule 12g3-2(b), the documents furnished herewith are being, and any information or documents furnished in the future by the Company pursuant to Rule 12g3-2(b) will be, furnished with the understanding that they shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that the furnishing of such documents pursuant to Rule 12g3-2(b) shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with respect to the enclosed documents, please contact me at the address printed above.

Yours sincerely,

Hino Motors,Ltd.

Ryuji Katayama
General Manager
General Administration Division

Enclosures

Annex A

LIST OF DOCUMENTS OF HINO MOTORS, LTD.

1. Document No.1

   Report on the Status of Treasury Share Repurchase dated July 11, 2008, filed with the Tokyo Stock Exchange and Nagoya Stock Exchange. 〔Brief description of the Japanese language document attached〕

2. Document No.2

   Brief Statement of the First Quarter Financial Results (Consolidated and Non-Consolidated) dated July 24, 2008 for the fiscal year ending March 31,2009,filed with the Tokyo Stock Exchange and Nagoya Stock Exchange. 〔Brief description of the Japanese language document attached〕

3. Document No.3

   Report of correction dated August 1, 2008, to Extraordinary Report dated June 25, 2008, filed with the Tokyo Stock Exchange and Nagoya Stock Exchange. 〔Brief description of the Japanese language document attached〕

4. Document No.4

   Press release dated August 1, 2008, regarding Notice of Determination of the Details of Issuance of Stock Options (Stock Acquisition Rights), filed with the Tokyo Stock Exchange and Nagoya Stock Exchange. 〔English translation attached〕

5. Document No.5

   Report on the Status of Treasury Share Repurchase dated August 6, 2008, filed with the Tokyo Stock Exchange and Nagoya Stock Exchange. 〔Brief description of the Japanese language document attached〕

6. Document No.6

Quarterly Report dated August 8, 2008, for the First Quarter of FY3/09(April 1,2008 through June 30,2008) filed with the Tokyo Stock Exchange and Nagoya Stock Exchange. 〔Brief description of the Japanese language document attached〕

7. Document No.7

Certification dated August 8, 2008, regarding the appropriateness of the details specified in the quarterly report dated August 8, 2008, filed with the Tokyo Stock Exchange and Nagoya Stock Exchange. 〔Brief description of the Japanese language document attached〕

RECEIVED
2008 SEP 11 A 11:21

Report on the Status of Treasury Share Repurchase

July 11, 2008

(Summary)

Type of shares: Common shares

1 【Status of repurchase】

(1) 【Status of repurchase based on the resolution at the Ordinary General Shareholders' Meeting】

As of June 30, 2008

Category	Number of shares (shares)		Total value of shares (Yen)
Resolved at the Ordinary General Shareholders' Meeting (on June 25, 2008) (Period for share repurchase: between June 26, 2008 and June 25, 2009)	1, 300, 000		1, 200, 000, 000
Treasury shares repurchased during the reporting month (Date of repurchase)	–	–	–
Total	–	–	–
Cumulative total of treasury shares repurchased as of the end of the reporting month	–		–
Progress of the repurchase of treasury shares (%)	–		–

(2) 【Status of repurchase based on the resolution by the Board of Directors】

Not applicable.

2 【Status of divestment】

Not applicable.

3 【Status of holding】

As of June 30, 2008

Treasury shares held as of the end of the reporting month	Number of shares (shares)
Total number of issued shares	574, 580, 850
Number of treasury shares held	569, 902

【表紙】

【提出書類】	自己株券買付状況報告書
【根拠条文】	金融商品取引法第24条の６第１項
【提出先】	関東財務局長
【提出日】	平成20年７月11日
【報告期間】	自 平成20年６月25日 至 平成20年６月30日
【会社名】	日野自動車株式会社
【英訳名】	HINO MOTORS, LTD.
【代表者の役職氏名】	取締役社長　白井 芳夫
【本店の所在の場所】	東京都日野市日野台３丁目１番地１
【電話番号】	(042) 586-5111 (代表)
【事務連絡者氏名】	経理部長　佐藤 真一
【最寄りの連絡場所】	東京都日野市日野台３丁目１番地１
【電話番号】	(042) 586-5085
【事務連絡者氏名】	経理部長　佐藤 真一
【縦覧に供する場所】	株式会社東京証券取引所 (東京都中央区日本橋兜町２番１号) 株式会社名古屋証券取引所 (愛知県名古屋市中区栄３丁目８番20号)

株式の種類 普通株式

1 【取得状況】

(1) 【株主総会決議による取得の状況】

平成20年６月30日現在

区分	株式数（株）		価額の総額（円）
定時株主総会(平成20年６月25日)での決議状況 (取得期間平成20年６月26日～平成21年６月25日)	1,300,000		1,200,000,000
報告月における取得自己株式(取得日)	－	－	－
計	－	－	－
報告月末現在の累積取得自己株式	－		－
自己株式取得の進捗状況(%)	－		－

(2) 【取締役会決議による取得の状況】

該当事項はありません。

2 【処理状況】

該当事項はありません。

3 【保有状況】

平成20年６月30日現在

報告月末日における保有状況	株式数（株）
発行済株式総数	574,580,850
保有自己株式数	569,902

Brief Statement of the First Quarter Financial Results for the Fiscal Year Ending March 31, 2009

RECEIVED
2008 SEP 11 A 11:21

July 24, 2008

(Summary)

【Qualitative information・financial statements, etc,】

1. Qualitative information on the consolidated operating results

During the first quarter under review, our nation's economy underwent a downturn because corporate profits were squeezed by slower export gowth, soaring crude oil and materials prices, and other factors.

In the Japanese market for heavy- and medium-duty trucks, the main products of our group, total demand fell by 1,053 units (△8.3%) year-on-year to 16,590 units due to a decrease in construction demand. Likewise in the market for light-duty trucks, total demand fell by 3,292 units (△15.5%) year-on-year to 17,954 units.

Domestic sales of regular trucks, light-duty trucks and buses fell by 522 units (△5.6%) year-on-year to 8,790 units due to a decrease in demand.

On the other hand, overseas sales of trucks and buses increased by 4,063 units (28.0%) year-on-year to 18,556 units, reflecting the growing demand in Asia, Central and South America, and the Near and Middle East.

Consequently, combined domestic and overseas sales of trucks and buses under the Hino Brand increased by 3,541 units (14.9%) year-on-year to reach 27,346 units.

In terms of OEM production for Toyota Motors Corporation, the total production was 45,388 units, a year-on-year decrease of 2,753 units (△5.7%).

Consequently, consolidated sales for the first quarter of the current fiscal year increased by ¥9,882 million (3.2%) year-on-year to reach ¥318,923 million, owing to the higher overseas unit sales of Hino Brand automobiles. In terms of profit and loss, due to a decrease in the domestic unit sales of trucks and the appreciation of the yen, consolidated operating income decreased by ¥2,477 milliion (△25.2%) year-on-year to ¥7,362 million and consolidated ordinary income by ¥2,348 million (△20.6%) year-on-year to ¥9,076 million, while consolidated net income for the fiscal quarter increased by 234 million (3.5%) year-on-year to ¥6,890 million due to gain on the sale of investments in securities, etc.

2. Qualitative information on the consolidated financial condition

As of the end of the first quarter under review, total assets decreased by ¥15,265 million from the end of the last fiscal year to ¥859,104 million. The main cause of the above is a decrease of ¥25,713 million in accounts receivable due to smaller unit sales toward the end of the fiscal quarter compared to the end of the previous fiscal year.

Total liabilities decreased by ¥21,556 million from the end of the previous fiscal year to ¥544,053 million. The main reason is a decrease of ¥22,610 million in interest-bearing liabilities.

Net assets increased by ¥6,291million from the end of the previous fiscal year to ¥315,050 million yen. This is due to the posting of a net profit of ¥6,890 million yen for the fiscal quarter.

3. Qualitative information on consolidated earnings forecast

There are many causes for concern for our nation's economy during fiscal 2008, including soaring crude oil and material prices, the U.S. economy slowdown, and volatile foreign exchange and stock markets. It is necessary to carefully observe and cautiously address environmental trends surrounding our business operation now and in future.

In the Japanese market for trucks, the main product of our group, severe conditions are likely to persist, due to the rise in crude oil prices and worsening business conditions for carriers.

On the other hand, in the overseas market, generally strong sales are expected to continue, despite the slow truck market in the U.S., based on the increased demand in resource-rich nations, among others, and improvement of the production and sales system we have worked on, which includes an entrance into new markets and broadening of production bases.

Under these circumstances, Hino Motors is determined to work to improve our management culture and business performance through continued and further streamlining in future.

(財)財務会計基準機構会員

平成21年3月期 第1四半期決算短信

平成20年7月24日

上場会社名　日野自動車株式会社　上場取引所　東 名
コード番号　7205　URL　http://www.hino.co.jp/
代表者　（役職名）代表取締役社長　（氏名）白井 芳夫
問合せ先責任者　（役職名）総合企画部 広報渉外室長　（氏名）坂木 敏久　TEL 03-5419-9320

四半期報告書提出予定日　平成20年8月8日

（百万円未満切捨て）

1. 平成21年3月期第1四半期の連結業績（平成20年4月1日～平成20年6月30日）

(1) 連結経営成績（累計）

（%表示は対前年同四半期増減率）

	売上高		営業利益		経常利益		四半期純利益	
	百万円	%	百万円	%	百万円	%	百万円	%
21年3月期第1四半期	318,923	—	7,362	—	9,076	—	6,890	—
20年3月期第1四半期	309,041	4.8	9,839	33.5	11,425	77.1	6,656	93.7

	1株当たり四半期純利益	潜在株式調整後1株当たり四半期純利益
	円 銭	円 銭
21年3月期第1四半期	12.01	—
20年3月期第1四半期	11.60	—

(2) 連結財政状態

	総資産	純資産	自己資本比率	1株当たり純資産
	百万円	百万円	%	円 銭
21年3月期第1四半期	859,104	315,050	34.6	518.02
20年3月期	874,369	308,758	33.3	507.63

（参考）自己資本　21年3月期第1四半期 297,259百万円　20年3月期 291,300百万円

2. 配当の状況

	1株当たり配当金				
（基準日）	第1四半期末	第2四半期末	第3四半期末	期末	年間
	円 銭	円 銭	円 銭	円 銭	円 銭
20年3月期	0.00	5.00	0.00	5.00	10.00
21年3月期	0.00	——	——	——	——
21年3月期（予想）	——	5.00	0.00	5.00	10.00

（注）配当予想の当四半期における修正の有無　無

3. 平成21年3月期の連結業績予想（平成20年4月1日～平成21年3月31日）

（%表示は通期は対前期、第2四半期連結累計期間は対前年同四半期増減率）

	売上高		営業利益		経常利益		当期純利益		1株当たり当期純利益
	百万円	%	百万円	%	百万円	%	百万円	%	円 銭
第2四半期連結累計期間	690,000	—	18,000	—	16,000	—	8,000	—	13.94
通期	1,420,000	3.8	46,000	0.2	42,000	2.4	22,000	△0.8	38.34

（注）連結業績予想数値の当四半期における修正の有無　無

4. その他

(1) 期中における重要な子会社の異動（連結範囲の変更を伴う特定子会社の異動）　無
　新規　— 社（社名　　）　除外　— 社（社名　　）

(2) 簡便な会計処理及び四半期連結財務諸表の作成に特有の会計処理の適用　有
　（注）詳細は、3ページ【定性的情報・財務諸表等】4. その他をご覧ください。

(3) 四半期連結財務諸表作成に係る会計処理の原則・手続、表示方法等の変更（四半期連結財務諸表作成のための基本となる重要な事項等の変更に記載されるもの）
　① 会計基準等の改正に伴う変更　有
　② ①以外の変更　無
　（注）詳細は、3ページ【定性的情報・財務諸表等】4. その他をご覧ください。

(4) 発行済株式数（普通株式）

① 期末発行済株式数（自己株式を含む）	21年3月期第1四半期	574,580,850株	20年3月期	574,580,850株
② 期末自己株式数	21年3月期第1四半期	743,173株	20年3月期	732,342株
③ 期中平均株式数（四半期連結累計期間）	21年3月期第1四半期	573,843,396株	20年3月期第1四半期	573,908,661株

※ 業績予想の適切な利用に関する説明、その他特記事項

1. 本資料に記載されている業績見通し等の将来に関する記述は、当社が現在入手している情報及び合理的であると判断する一定の前提に基づいており、実際の業績等は様々な要因により大きく異なる可能性があります。業績予想の前提となる仮定及び業績予想のご利用に当たっての注意事項等については、2ページ【定性的情報・財務諸表等】3. 連結業績予想に関する定性的情報をご覧ください。
2. 当連結会計年度より「四半期財務諸表に関する会計基準」（企業会計基準第12号）及び「四半期財務諸表に関する会計基準の適用指針」（企業会計基準適用指針第14号）を適用しております。また、「四半期連結財務諸表規則」に従い四半期連結財務諸表を作成しております。

【定性的情報・財務諸表等】

1．連結経営成績に関する定性的情報

当第1四半期における我が国経済は、輸出の伸びの鈍化、原油、原材料の価格高騰等が企業収益を圧迫し、景気減速の下で推移いたしました。

当社グループ主力製品の国内普通トラック（大型・中型トラック）市場につきましては、建設需要の落ち込みにより総需要は16,590台と前第1四半期に比べ1,503台(△8.3%)減少いたしました。また、小型トラック市場におきましても、総需要は17,954台と前第1四半期に比べ3,292台(△15.5%)減少いたしました。

国内売上台数につきましては、需要減少のもと普通トラック、小型トラック・バス総合計で8,790台と前第1四半期に比べ522台(△5.6%)減少いたしました。

一方、海外トラック・バスの売上台数につきましては、アジア、中南米および中近東地域においての需要の増加により、18,556台と前第1四半期に比べ4,063台(28.0%)増加いたしました。

以上により、日野ブランド事業のトラック・バスの総売上台数は27,346台となり、前第1四半期に比べ3,541台(14.9%)増加いたしました。

一方、トヨタ自動車株式会社からの受託生産車につきましては、総生産台数は45,388台と前第1四半期に比べ2,753台(△5.7%)減少いたしました。

以上、海外の日野ブランド車の売上台数の増加により、当第1四半期の連結売上高は318,923百万円と前第1四半期に比べ9,882百万円(3.2%)の増収となりました。一方、損益面におきましては、国内トラック売上台数の減少および為替円高により、連結営業利益は7,362百万円と前第1四半期に比べ2,477百万円(△25.2%)の減益、連結経常利益は9,076百万円と前第1四半期に比べ2,348百万円(△20.6%)の減益となりました。また、連結四半期純利益は投資有価証券等売却益の計上により6,890百万円と前第1四半期に比べ234百万円(3.5%)の増益となりました。

2．連結財政状態に関する定性的情報

当第1四半期末の総資産は、前年度末に比べ15,265百万円減少し、859,104百万円となりました。これは、当第1四半期末は前年度末に比べ直近の売上台数が少ないため、売掛債権が25,713百万円減少したことが主な要因です。

負債については、前年度末に比べ21,556百万円減少し、544,053百万円となりました。これは、有利子負債が22,610百万円減少したことが主な要因です。

純資産については、前年度末に比べ6,291百万円増加し、315,050百万円となりました。これは、四半期純利益6,890百万円を計上したことによるものです。

3．連結業績予想に関する定性的情報

平成20年度の我が国経済は、原油、原材料価格の上昇、米国景気の後退や為替・株式市場の不安定な動向等懸念材料も多く、今後ともこれら経営をとりまく環境の動向を見極めながら、慎重に対処していく必要があります。

当社グループの主力市場であります国内トラック市場におきましては、原油高や輸送業者の経営悪化などにより、引き続き厳しい状況が続くと予測されます。

一方、海外市場におきましては、米国トラック市場の低迷はありますが、資源国をはじめとした需要の拡大および新規市場への参入、生産拠点の拡大など、これまで取り組んでまいりました生産・販売体制の強化により、総じて堅調な販売が続くと予想されます。

このような状況において、今後とも一層の合理化を進めることにより、経営体質の強化、業績の向上に努めてまいる所存であります。

4．その他

(1) 期中における重要な子会社の異動（連結範囲の変更を伴う特定子会社の異動）

該当事項はありません。

(2) 簡便な会計処理及び四半期連結財務諸表の作成に特有の会計処理の適用

1．簡便な会計処理

①棚卸資産の評価方法

当第1四半期連結会計期間末の棚卸高の算出に関しては、実地棚卸を省略し、前連結会計年度末の実地棚卸高を基礎として合理的な方法により算定する方法によっております。

②法人税等並びに繰延税金資産及び繰延税金負債の算定方法

法人税等の納付税額の算定に関しては、加味する加減算項目や税額控除項目を重要なものに限定する方法によっております。

繰延税金資産の回収可能性に関しては、前連結会計年度末の検討において使用した将来の業績予測やタックス・プランニングに、前連結会計年度末からの重要な一時差異の変動を加味したものを使用する方法によっております。

(3) 四半期連結財務諸表作成に係る会計処理の原則・手続、表示方法等の変更

1．会計処理基準に関する事項の変更

①当連結会計年度より「四半期財務諸表に関する会計基準」（企業会計基準第 12 号）及び「四半期財務諸表に関する会計基準の適用指針」（企業会計基準適用指針第 14 号）を適用しております。また、「四半期連結財務諸表規則」に従い四半期連結財務諸表を作成しております。

②重要な資産の評価基準の変更

通常の販売目的で保有するたな卸資産については、従来、原価法によっておりましたが、当第1四半期連結会計期間より、「棚卸資産の評価に関する会計基準」（企業会計基準第9号　平成 18 年7月5日）が適用されたことに伴い、原価法（貸借対照表価額については収益性の低下に基づく簿価切下げの方法）により算定しております。

なお、これによる四半期連結財務諸表に与える影響は軽微であります。

③「連結財務諸表作成における在外子会社の会計処理に関する当面の取扱い」の適用

当第1四半期連結会計期間より、「連結財務諸表作成における在外子会社の会計処理に関する当面の取扱い」（実務対応報告第 18 号　平成 18 年5月 17 日）を適用し、連結決算上必要な修正を行っております。

なお、これによる四半期連結財務諸表に与える影響は軽微であります。

2．追加情報

・重要な減価償却資産の減価償却の方法

当社及び国内連結子会社は、法人税法の改正に伴い、当第1四半期連結会計期間より、改正後の法人税法に基づく減価償却の方法に変更しております。

なお、これによる四半期連結財務諸表に与える影響は軽微であります。

5．四半期連結財務諸表

(1) 四半期連結貸借対照表

（単位：百万円）

	当第1四半期連結会計期間末 （平成20年6月30日）	前連結会計年度末に係る要約連結貸借対照表 （平成20年3月31日）
資産の部		
流動資産		
現金及び預金	24,923	29,108
受取手形及び売掛金	212,812	238,526
たな卸資産	116,915	102,565
その他	31,839	33,644
貸倒引当金	△3,361	△3,729
流動資産合計	383,129	400,115
固定資産		
有形固定資産		
建物及び構築物	105,935	106,523
機械装置及び運搬具	108,068	108,866
土地	93,546	95,409
その他	35,839	34,008
有形固定資産合計	343,391	344,807
無形固定資産	24,683	25,716
投資その他の資産		
投資有価証券	90,786	86,566
その他	23,369	23,235
貸倒引当金	△6,255	△6,070
投資その他の資産合計	107,900	103,730
固定資産合計	475,974	474,254
資産合計	859,104	874,369
負債の部		
流動負債		
支払手形及び買掛金	192,716	195,741
短期借入金	113,305	114,623
コマーシャルペーパー	11,000	32,000
一年内返済予定の長期借入金	23,453	23,618
未払法人税等	3,669	9,276
賞与引当金	6,679	4,526
製品保証引当金	10,855	10,935
その他	70,114	66,261
流動負債合計	431,794	456,983
固定負債		
長期借入金	37,503	37,630
退職給付引当金	36,767	37,090
その他	37,988	33,906
固定負債合計	112,259	108,627
負債合計	544,053	565,610

(単位：百万円)

	当第1四半期連結会計期間末 (平成20年6月30日)	前連結会計年度末に係る要約連結貸借対照表 (平成20年3月31日)
純資産の部		
株主資本		
資本金	72,717	72,717
資本剰余金	64,327	64,327
利益剰余金	140,623	136,393
自己株式	△387	△379
株主資本合計	277,280	273,058
評価・換算差額等		
その他有価証券評価差額金	23,381	21,939
繰延ヘッジ損益	18	—
土地再評価差額金	1,617	1,617
為替換算調整勘定	△5,038	△5,315
評価・換算差額等合計	19,979	18,241
少数株主持分	17,790	17,458
純資産合計	315,050	308,758
負債純資産合計	859,104	874,369

(2) 四半期連結損益計算書

【第1四半期連結累計期間】

(単位：百万円)

	当第1四半期連結累計期間 (自 平成20年4月1日 至 平成20年6月30日)
売上高	318,923
売上原価	276,297
売上総利益	42,625
販売費及び一般管理費	
製品保証引当金繰入額	10,855
給与諸手当	9,354
賞与引当金繰入額	1,128
退職給付引当金繰入額	727
その他	13,197
販売費及び一般管理費計	35,263
営業利益	7,362
営業外収益	
受取利息	348
受取配当金	594
為替差益	1,850
雑収入	544
営業外収益計	3,338
営業外費用	
支払利息	1,140
持分法による投資損失	23
雑支出	459
営業外費用計	1,623
経常利益	9,076
特別利益	
投資有価証券等売却益	2,141
その他	135
特別利益計	2,277
特別損失	
固定資産売廃却損	241
その他	116
特別損失計	358
税金等調整前四半期純利益	10,995
法人税、住民税及び事業税	2,960
法人税等調整額	397
法人税等合計	3,358
少数株主利益	747
四半期純利益	6,890

当連結会計年度より「四半期財務諸表に関する会計基準」（企業会計基準第 12 号）及び「四半期財務諸表に関する会計基準の適用指針」（企業会計基準適用指針第 14 号）を適用しております。また、「四半期連結財務諸表規則」に従い四半期連結財務諸表を作成しております。

(3) 継続企業の前提に関する注記
該当事項はありません。

(4) 株主資本の金額に著しい変動があった場合の注記
該当事項はありません。

【参考】

1．前四半期にかかる財務諸表

（要約）四半期連結損益計算書

前第 1 四半期連結累計期間（平成 19 年 4 月 1 日～6 月 30 日）

（単位：百万円）

科目	前年同四半期 （平成20年 3 月期第 1 四半期） 金額
Ⅰ 売上高	309, 041
Ⅱ 売上原価	263, 780
売上総利益	45, 261
Ⅲ 販売費及び一般管理費	35, 421
営業利益	9, 839
Ⅳ 営業外収益	3, 377
Ⅴ 営業外費用	1, 792
経常利益	11, 425
Ⅵ 特別利益	408
Ⅶ 特別損失	557
税金等調整前四半期純利益	11, 276
法人税等	4, 194
少数株主利益	425
四半期純利益	6, 656

２．生産、売上の状況（連結）

(1) 生産実績

区　分	前第１四半期連結累計期間（自　平成19年４月１日　至　平成19年６月30日）	当第１四半期連結累計期間（自　平成20年４月１日　至　平成20年６月30日）	増　減
トラック・バス	25,915 台	27,987 台	2,072 台
受託車両	48,141 台	45,388 台	△2,753 台

(2) 売上実績

区　分		前第１四半期連結累計期間（自　平成19年４月１日　至　平成19年６月30日）		当第１四半期連結累計期間（自　平成20年４月１日　至　平成20年６月30日）		増　減	
		台数 台	金額 百万円	台数 台	金額 百万円	台数 台	金額 百万円
	国内	9,312	64,827	8,790	63,422	△522	△1,405
	海外	14,493	61,661	18,556	72,535	4,063	10,874
トラック・バス計		23,805	126,489	27,346	135,958	3,541	9,468
	車両	48,141	84,275	45,388	79,846	△2,753	△4,429
	海外生産用部品ほか	―	1,426	―	1,880	―	454
受託車計		48,141	85,701	45,388	81,726	△2,753	△3,975
	国内	―	11,378	―	11,797	―	419
	海外	―	4,013	―	5,634	―	1,620
補給部品計		―	15,392	―	17,432	―	2,039
	国内	―	38,483	―	40,705	―	2,222
	海外	―	4,814	―	6,479	―	1,665
	トヨタ	―	38,160	―	36,620	―	△1,539
その他計		―	81,457	―	83,806	―	2,348
総売上高		―	309,041	―	318,923	―	9,882

（注）百万円未満は切り捨てて表示しております。

RECEIVED
2008 SEP 11 A 11:21

Report of Correction to the Extraordinary Report

August 1, 2008

(Summary)

1 【Reason for submitting】

Pursuant to the provisions of paragraph 5 of Article 24-5 of the Financial Instruments and Exchange Law, Hino Motors, Ltd. hereby submit this report of correction to the extraordinary report dated June 25, 2008, submitted in accordance with the provisions of paragraph 4 of Article 24-5 of the Financial Instruments and Exchange Law and subparagraph 2 of paragraph 2 of Article 19-2 of the Cabinet Office Ordinance on the disclosure of corporate information, as the "total amount of issue" and "the amount of cash payable upon the exercise of stock acquisition rights", among the items specified in the above extraordinary report, which were confirmed on August 1, 2008.

2 【Details of correction】

The amended portions are indicated by underlines.

(4) Total amount of issue

(Before correction)

To be determined

(After correction)

709,182,000yen

(6) Amount of cash payable upon exercise of stock acquisition rights

(Before correction)

To be determined

(After correction)

571,000 yen per stock acquisition right

(571 yen per share)

【表紙】

【提出書類】	臨時報告書の訂正報告書
【提出先】	関東財務局長
【提出日】	平成20年8月1日
【会社名】	日野自動車株式会社
【英訳名】	HINO MOTORS, LTD.
【代表者の役職氏名】	取締役社長　白井 芳夫
【本店の所在の場所】	東京都日野市日野台３丁目１番地１
【電話番号】	(042) 586-5111 (代表)
【事務連絡者氏名】	経理部長　佐藤 真一
【最寄りの連絡場所】	東京都日野市日野台３丁目１番地１
【電話番号】	(042) 586-5085
【事務連絡者氏名】	経理部長　佐藤 真一
【縦覧に供する場所】	株式会社東京証券取引所 (東京都中央区日本橋兜町２番１号) 株式会社名古屋証券取引所 (愛知県名古屋市中区栄３丁目８番20号)

1 【提出理由】

金融商品取引法第24条の５第４項及び企業内容等の開示に関する内閣府令第19条第２項第２号の２の規定に基づき平成20年６月25日付けをもって提出いたしました臨時報告書の記載事項のうち、「発行価額の総額」及び「新株予約権の行使に際して払い込むべき金額」が平成20年８月１日に確定いたしましたので、金融商品取引法第24条の５第５項の規定に基づき、臨時報告書の訂正報告書を提出するものであります。

2 【訂正内容】

訂正箇所には下線を付しております。

(4)発行価額の総額

（訂正前）

未定

（訂正後）

709,182,000円

(6)新株予約権の行使に際して払い込むべき金額

（訂正前）

未定

（訂正後）

新株予約権１個当たり571,000円

（１株当たり571円）

以 上

RECEIVED
2008 SEP 11 A 11:21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

August 1, 2008

To Whom It May Concern

Company name: Hino Motors, Ltd.
Representative: Yoshio Shirai, President
(Code Number: 7205 TSE, 1st section, NSE, 1st section)
Contact Point: Toshihisa Sakaki,
General Manager,
Corporate Communications Dept.,
Corporate Planning Div.
Phone: (03) 5419-9320

Notice of Determination of the Details of Issuance of Stock Options (Stock Acquisition Rights)

Hino Motors, Ltd. hereby issues notice that, based on the resolution at the Board of Directors' Meeting held on June 25, 2008, the specific details of the issuance of stock acquisition rights to be issued as stock options have been determined as follows:

1. Allotment date of stock acquisition rights
   Augusut 1, 2008

2. Amount payable upon exercise of the stock acquisition rights
   571,000yen per stock acquisition right
   (571yen per share)

(Reference)

(1) Date of resolution at the Board of Directors' Meeting to seek approval from the Ordinary General Shareholders' Meeting	May 26, 2008
(2) Date of approval of the resolution at the Ordinary General Shareholders' Meeting	June 25, 2008

平成 20 年 8 月 1 日

各　　位

会 社 名　　日野自動車株式会社
代表者名　　取締役社長　白井　芳夫
（コード番号　7205 東証・名証第一部）
問合せ先　　総合企画部 広報渉外室長
坂木 敏久
（TEL. 03－5419－9320）

ストックオプション（新株予約権）の発行内容確定に関するお知らせ

当社は、平成 20 年 6 月 25 日開催の当社取締役会決議に基づき、ストックオプションとして発行する新株予約権の具体的な発行内容を下記のとおり確定いたしましたので、お知らせいたします。

記

1．新株予約権の割当日
平成 20 年 8 月 1 日

2．新株予約権の行使に際して出資される財産の価額
新株予約権 1 個当たり 571,000 円
（1 株当たり 571 円）

（ご参考）

（1）定時株主総会付議のための取締役会決議日	平成 20 年 5 月 26 日
（2）定時株主総会の決議日	平成 20 年 6 月 25 日

以　　上

RECEIVED
2008 SEP 11 A 11:21

【表紙】

【提出書類】	自己株券買付状況報告書
【根拠条文】	金融商品取引法第24条の６第１項
【提出先】	関東財務局長
【提出日】	平成20年８月６日
【報告期間】	自 平成20年７月１日 至 平成20年７月31日
【会社名】	日野自動車株式会社
【英訳名】	HINO MOTORS, LTD.
【代表者の役職氏名】	取締役社長　白井 芳夫
【本店の所在の場所】	東京都日野市日野台３丁目１番地１
【電話番号】	(042) 586-5111 (代表)
【事務連絡者氏名】	経理部長　佐藤 真一
【最寄りの連絡場所】	東京都日野市日野台３丁目１番地１
【電話番号】	(042) 586-5085
【事務連絡者氏名】	経理部長　佐藤 真一
【縦覧に供する場所】	株式会社東京証券取引所 (東京都中央区日本橋兜町２番１号) 株式会社名古屋証券取引所 (愛知県名古屋市中区栄３丁目８番20号)

株式の種類 普通株式

1 【取得状況】

(1) 【株主総会決議による取得の状況】

平成20年７月31日現在

区分	株式数（株）		価額の総額（円）
定時株主総会(平成20年６月25日)での決議状況 (取得期間平成20年６月26日～平成21年６月25日)	1,300,000		1,200,000,000
報告月における取得自己株式(取得日)	－	－	－
計	－	－	－
報告月末現在の累積取得自己株式		－	－
自己株式取得の進捗状況(％)		－	－

(2) 【取締役会決議による取得の状況】

該当事項はありません。

2 【処理状況】

該当事項はありません。

3 【保有状況】

平成20年７月31日現在

報告月末日における保有状況	株式数（株）
発行済株式総数	574,580,850
保有自己株式数	576,504

Report on the Status of Treasury Share Repurchase

August 6, 2008

(Summary)

Type of shares: Common shares

1 【Status of repurchase】

(1) 【Status of repurchase based on the resolution at the Ordinary General Shareholders' Meeting】

As of July 31, 2008

Category	Number of shares (shares)		Total value of shares (Yen)
Resolved at the Ordinary General Shareholders' Meeting (on June 25, 2008) (Period for share repurchase: between June 26, 2008 and June 25, 2009)	1, 300, 000		1, 200, 000, 000
Treasury shares repurchased during the reporting month (Date of repurchase)	–	–	–
Total	–	–	–
Cumulative total of treasury shares repurchased as of the end of the reporting month	–		–
Progress of the repurchase of treasury shares (%)	–		–

(2) 【Status of repurchase based on the resolution by the Board of Directors】

Not applicable.

2 【Status of divestment】

Not applicable.

3 【Status of holding】

As of July 31, 2008

Treasury shares held as of the end of the reporting month	Number of shares (shares)
Total number of issued shares	574, 580, 850
Number of treasury shares held	576, 504

RECEIVED
2008 SEP 11 A 11:

Quarterly Report —for the First Quarter of FY3/09 (April 1,2008 through June 30,2008)

August 8, 2008

(summary)

1 【Summary of Results of Operations, etc.】

(1) Results of Operations

During the first quarter under review, our nation's economy underwent a downturn because corporate profits were squeezed by slower export growth, soaring crude oil and materials prices, and other factors.

In the Japanese market for heavy- and medium-duty trucks, the main products of our group, total demand fell by 1,053 units (△8.3%) year-on-year to 16,590 units due to a decrease in construction demand. Likewise in the market for light-duty trucks, total demand fell by 3,292 units (△15.5%) year-on-year to 17,954 units.

Domestic sales of regular trucks, light-duty trucks and buses fell by 522 units (△5.6%) year-on-year to 8,790 units due to a decrease in demand.

On the other hand, overseas sales of trucks and buses increased by 4,063 units (28.0%) year-on-year to 18,556 units, reflecting the growing demand in Asia, Central and South America, and the Near and Middle East.

Consequently, combined domestic and overseas sales of trucks and buses under the Hino Brand increased by 3,541 units (14.9%) year-on-year to reach 27,346 units.

In terms of OEM production for Toyota Motors Corporation, the total production was 45,388 units, a year-on-year decrease of 2,753 units (△5.7%).

Consequently, consolidated sales for the first quarter of the current fiscal year increased by ¥9,882 million (3.2%) year-on-year to reach ¥318,923 million, owing to the higher overseas unit sales of Hino Brand automobiles. In terms of profit and loss, due to a decrease in the domestic unit sales of trucks and the appreciation of the yen, consolidated operating income decreased by ¥2,477 million (△25.2%) year-on-year to ¥7,362 million and consolidated ordinary income by ¥2,348 million (△20.6%) year-on-year to ¥9,076 million, while consolidated net income for the fiscal quarter increased by 234 million (3.5%) year-on-year to ¥6,890 million due to gain on the sale of investments in securities, etc.

(Japan)

Although truck and bus sales in Japan were negatively affected by a decrease in demand, sales reached ¥270,928 million and operating income ¥3,518 million, thanks to strong sales of exports in Asia, Central and South America and the Near and Middle East.

(Asia)

Hino Brand automobiles have been selling well in Indonesia and sales reached ¥55,186 million with an operating income of ¥3,171 million.

(Other Regions)

Sales of Hino-Brand automobiles and the number of orders received for the unit business intended for Toyota-Brand automobiles decreased because of the slow market in North America and sales amounted to ¥28,611 million with an operating income of ¥70 million yen.

(Note) Since the Hino Group is exclusively engaged in the manufacture and sale of automobiles, business segment information has been omitted.

(2) Status of Cash Flow

Cash and cash equivalents (hereinafter referred to as "cash") during the first quarter of the consolidated fiscal year under review decreased by ¥4,185 million from the end of the previous consolidated fiscal year to ¥24,524 million through factors such as payment for the acquisition of tangible fixed assets and a decrease in interest-bearing debt, despite an increase in cash due to a decrease in trade receivables and others.

(Cash flow from operating activities)

There was a cash inflow of ¥27,823 million from operating activities for the first quarter of the consolidated fiscal year under review, mainly due to a decrease in trade receivables of ¥26,164 million at the end of the first quarter of the consolidated fiscal year under review compared to the end of the previous fiscal year, which was caused by smaller unit sales toward the end of the fiscal quarter.

(Cash flow from investing activities)

There was a cash outflow of ¥7,817 million from investing activities for the first quarter of the consolidated fiscal year under review, mainly due to payment for the acquisition of tangible fixed assets of ¥9,781 million, including, among others, production facilities, despite an income of ¥2,489 million due to the sale of investments in securities.

(Cash flow from financing activities)

There was a cash outflow of ¥24,223 million from financing activities for the first quarter of the consolidated fiscal year under review, mainly due to a net decrease in commercial papers of ¥21 billion and dividend payments of ¥2,870 million.

【根拠条文】	金融商品取引法第24条の4の7第1項
【提出先】	関東財務局長
【提出日】	平成20年8月8日
【四半期会計期間】	第97期第1四半期（自 平成20年4月1日 至 平成20年6月30日）
【会社名】	日野自動車株式会社
【英訳名】	HINO MOTORS, LTD.
【代表者の役職氏名】	取締役社長　白井 芳夫
【本店の所在の場所】	東京都日野市日野台３丁目１番地１
【電話番号】	(042) 586 - 5111（代表）
【事務連絡者氏名】	経理部長　佐藤 真一
【最寄りの連絡場所】	東京都日野市日野台３丁目１番地１
【電話番号】	(042) 586 - 5085
【事務連絡者氏名】	経理部長　佐藤 真一
【縦覧に供する場所】	株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号） 株式会社名古屋証券取引所 （愛知県名古屋市中区栄３丁目８番20号）

第一部【企業情報】

第１【企業の概況】

１【主要な経営指標等の推移】

回次	第97期 第１四半期連結累計(会計)期間	第96期
会計期間	自平成20年４月１日 至平成20年６月30日	自平成19年４月１日 至平成20年３月31日
売上高（百万円）	318,923	1,368,633
経常利益（百万円）	9,076	41,035
四半期（当期）純利益（百万円）	6,890	22,178
純資産額（百万円）	315,050	308,758
総資産額（百万円）	859,104	874,369
１株当たり純資産額（円）	518.02	507.63
１株当たり四半期（当期）純利益金額（円）	12.01	38.65
潜在株式調整後１株当たり四半期（当期）純利益金額（円）	－	－
自己資本比率（%）	34.6	33.3
営業活動によるキャッシュ・フロー（百万円）	27,823	92,504
投資活動によるキャッシュ・フロー（百万円）	△7,817	△52,270
財務活動によるキャッシュ・フロー（百万円）	△24,223	△38,963
現金及び現金同等物の四半期末（期末）残高（百万円）	24,524	28,710
従業員数（人）	24,899	24,569

（注）１．当社は四半期連結財務諸表を作成しているので、提出会社の主要な経営指標等の推移については記載していない。

２．売上高には、消費税等は含まれていない。

３．潜在株式調整後１株当たり四半期（当期）純利益金額については、新株予約権付社債等潜在株式がないため、記載していない。

２【事業の内容】

当第１四半期連結会計期間において、当社グループ（当社及び当社の関係会社）が営む事業の内容について、重要な変更はない。また、主要な関係会社における異動もない。

３【関係会社の状況】

当第１四半期連結会計期間において、重要な関係会社の異動はない。

４【従業員の状況】

(1) 連結会社の状況

当第１四半期連結会計期間末の連結会社における従業員数は、24,899名である。

(注) １．従業員数は就業人員（当社グループからグループ外への出向者を除き、グループ外から当社グループへの出向者を含む。）である。

２．臨時従業員（嘱託、期間従業員、パート、学園生、派遣社員等）の総数は、10,870名である。

(2) 提出会社の状況

当第１四半期会計期間末の提出会社における従業員数は、10,603名である。

(注) １．従業員数は就業人員（当社から社外への出向者を除き、社外から当社への出向者を含む。）である。

２．臨時従業員（嘱託、期間従業員、パート、学園生、派遣社員）の総数は、5,183名である。

第２【事業の状況】

１【生産、受注及び販売の状況】

(1) 生産実績

当第１四半期連結会計期間における生産実績は次のとおりである。

区分	生産高
トラック・バス（台）	27,987
受託車	
車両（台）	45,388
海外生産用部品他（百万円）	1,880
エンジン（基）	8,017
補給部品他（百万円）	33,847

(注) 金額は標準卸売価格による。

(2) 受注状況

当社グループは国内及び海外の販売実績及び販売見込み等の資料を基礎として見込生産を行っている。

なお、受託車についてはトヨタ自動車株式会社より受託生産している。

(3) 販売実績

当第1四半期連結会計期間における販売実績は次のとおりである。

区分			販売高
	国内	台数(台)	8,790
		金額(百万円)	63,422
	海外	台数(台)	18,556
		金額(百万円)	72,535
トラック・バス計		台数(台)	27,346
		金額(百万円)	135,958
	車両	台数(台)	45,388
		金額(百万円)	79,846
	海外生産用部品他	金額(百万円)	1,880
受託車計		金額(百万円)	81,726
	国内	金額(百万円)	11,797
	海外	金額(百万円)	5,634
補給部品計		金額(百万円)	17,432
	国内	金額(百万円)	40,705
	海外	金額(百万円)	6,479
	トヨタ	金額(百万円)	36,620
その他計		金額(百万円)	83,806
合計		金額(百万円)	318,923

(注) 主な相手先別の販売実績及び総販売実績に対する割合は、次のとおりである。

相手先	当第1四半期連結会計期間	
	販売高(百万円)	割合(%)
トヨタ自動車㈱	89,019	27.9

2【経営上の重要な契約等】

当第1四半期連結会計期間において、経営上の重要な契約等の決定又は締結等はない。

３【財政状態及び経営成績の分析】

文中の将来に関する事項は、当四半期報告書提出日現在において当社グループが判断したものである。

なお、当年度は四半期報告制度の導入初年度であるため、「(1)業績の状況」において比較、分析に用いた前年同期の数値は、独立監査人による四半期レビューを受けていない。

(1)業績の状況

当第１四半期連結会計期間における我が国経済は、輸出の伸びの鈍化、原油、原材料の価格高騰等が企業収益を圧迫し、景気減速の下で推移した。

当社グループ主力製品の国内普通トラック（大型・中型トラック）市場については、建設需要の落ち込みにより総需要は16,590台と前第１四半期に比べ1,503台（△8.3%）減少した。また、小型トラック市場においても、総需要は17,954台と前第１四半期に比べ3,292台（△15.5%）減少した。

国内売上台数については、需要減少のもと普通トラック、小型トラック・バス総合計で8,790台と前第１四半期に比べ522台（△5.6%）減少した。

一方、海外トラック・バスの売上台数については、アジア、中南米及び中近東地域においての需要の増加により、18,556台と前第１四半期に比べ4,063台（28.0%）増加した。

以上により、日野ブランド事業のトラック・バスの総売上台数は27,346台となり、前第１四半期に比べ3,541台（14.9%）増加した。

一方、トヨタ自動車株式会社からの受託生産車については、総生産台数は45,388台と前第１四半期に比べ2,753台（△5.7%）減少した。

以上、海外の日野ブランド車の売上台数の増加により、当第１四半期の連結売上高は3,189億23百万円と前第１四半期に比べ98億82百万円（3.2%）の増収となった。一方、損益面においては、国内トラックの売上台数の減少及び為替円高により、連結営業利益は73億62百万円と前第１四半期に比べ24億77百万円（△25.2%）の減益、連結経常利益は90億76百万円と前第１四半期に比べ23億48百万円（△20.6%）の減益となった。また、連結四半期純利益は投資有価証券売却益の計上により68億90百万円と前第１四半期に比べ2億34百万円（3.5%）の増益となった。

所在地別セグメントの業績は、次のとおりである。

（日本）

国内トラック・バスの売上は需要減少の影響があったものの、輸出車の売上がアジア、中南米及び中近東地域において好調であり、売上高は2,709億28百万円となった。また、営業利益は35億18百万円となった。

（アジア）

インドネシアにおける日野ブランド車の販売が好調であり、売上高は551億86百万円となった。また、営業利益は31億71百万円となった。

（その他の地域）

北米市場の低迷を背景に日野ブランド車の販売及びトヨタブランド車向けユニット事業の受注が減少し、売上高は286億11百万円となった。また、営業利益は70百万円となった。

(注) 当社グループは、自動車の製造及び販売に関連した事業のみであるため、事業の種類別セグメント情報の記載を省略している。

(2)キャッシュ・フローの状況

当第１四半期連結会計期間における現金及び現金同等物（以下、「資金」という。）は、売上債権の減少等による資金の増加があった一方で、有形固定資産の取得による支出及び有利子負債の減少等により、前連結会計年度末に比べ41億85百万円減少し、245億24百万円となった。

（営業活動によるキャッシュ・フロー）

当第１四半期連結会計期間における営業活動による資金の増加は、278億23百万円となった。これは主に、当第１四半期連結会計期間末は前連結会計年度末と比べ直近の売上台数が少ないことにより、売上債権の減少が261億64百万円あったことによるものである。

（投資活動によるキャッシュ・フロー）

当第１四半期連結会計期間における投資活動による資金の減少は、78億17百万円となった。これは主に、投資有価証券の売却による収入が24億89百万円あった一方で、生産設備を中心とした有形固定資産の取得による支出が97億81百万円あったことによるものである。

（財務活動によるキャッシュ・フロー）

当第１四半期連結会計期間における財務活動による資金の減少は、242億23百万円となった。これは主に、コマーシャル・ペーパーの純減少額が210億円及び配当金の支払額が28億70百万円あったことによるものである。

(3)事業上及び財務上の対処すべき課題

当第１四半期連結会計期間において、当社グループが対処すべき課題について、重要な変更はない。

(4)研究開発活動

当第１四半期連結会計期間におけるグループ全体の研究開発活動の金額は、100億86百万円である。

なお、当第１四半期連結会計期間において、当社グループの研究開発活動の状況に重要な変更はない。

第３【設備の状況】

(1) 主要な設備の状況

当第１四半期連結会計期間において、主要な設備に重要な異動はない。

(2) 設備の新設、除却等の計画

当第１四半期連結会計期間中に完成した主要な設備は、次のとおりである。

提出会社

事業所名（所在地）	設備の内容	取得価額（百万円）	完成年月
日野工場（東京都日野市）	大中型トラック・エンジン生産設備	3,216	平成20年４月～６月
羽村工場（東京都羽村市）	小型トラック・受託車両生産設備	1,652	〃
新田工場（群馬県太田市）	エンジン・部品生産設備	1,520	〃

当第１四半期連結会計期間において、前連結会計年度末に計画した重要な設備の新設、除却等について、重要 な変更はない。また、新たに確定した重要な設備の新設、除却等の計画はない。

第４【提出会社の状況】

１【株式等の状況】

（1）【株式の総数等】

①【株式の総数】

種類	発行可能株式総数（株）
普通株式	1,400,000,000
計	1,400,000,000

②【発行済株式】

種類	第１四半期会計期間末現在発行数（株）（平成20年６月30日）	提出日現在発行数（株）（平成20年８月８日）	上場金融商品取引所名又は登録認可金融商品取引業協会名	内容
普通株式	574,580,850	574,580,850	㈱東京証券取引所（市場第１部） ㈱名古屋証券取引所（市場第１部）	－
計	574,580,850	574,580,850	－	－

（2）【新株予約権等の状況】

該当事項なし。

（3）【ライツプランの内容】

該当事項なし。

（4）【発行済株式総数、資本金等の推移】

年月日	発行済株式総数増減数（千株）	発行済株式総数残高（千株）	資本金増減額（百万円）	資本金残高（百万円）	資本準備金増減額（百万円）	資本準備金残高（百万円）
平成20年４月１日～平成20年６月30日	－	574,580	－	72,717	－	64,307

（5）【大株主の状況】

大量保有報告書の写しの送付がなく、当第１四半期会計期間において、大株主の異動は把握していない。

（6）【議決権の状況】

当第１四半期会計期間末日現在の「議決権の状況」については、株主名簿の記載内容が確認できないため、記載することができないことから、直前の基準日（平成20年３月31日）に基づく株主名簿による記載をしている。

①【発行済株式】

平成20年６月30日現在

区分	株式数（株）	議決権の数（個）	内容
無議決権株式	−	−	−
議決権制限株式（自己株式等）	−	−	−
議決権制限株式（その他）	−	−	−
完全議決権株式（自己株式等）	〔自己保有株式〕 普通株式　559,000	−	権利内容に何ら限定のない当社における標準となる株式
	〔相互保有株式〕 普通株式　458,000	−	同上
完全議決権株式（その他）	普通株式 571,899,000	571,893	同上
単元未満株式	普通株式　1,664,850	−	同上
発行済株式総数	574,580,850	−	−
総株主の議決権	−	571,893	−

(注)「完全議決権株式（その他）」欄には、証券保管振替機構名義の株式が6,000株含まれている。なお、「議決権の数」欄には、同機構名義の完全議決権株式に係る議決権の数6個が含まれていない。

②【自己株式等】

平成20年６月30日現在

所有者の氏名又は名称	所有者の住所	自己名義所有株式数（株）	他人名義所有株式数（株）	所有株式数の合計（株）	発行済株式総数に対する所有株式数の割合（%）
（自己保有株式）					
日野自動車㈱	東京都日野市日野台３－１－１	559,000	－	559,000	0.10
（相互保有株式）					
広島日野自動車㈱	広島県安芸郡坂町北新地１－２－59	60,000	－	60,000	0.01
山梨日野自動車㈱	山梨県甲府市酒折１－２－10	52,000	－	52,000	0.01
徳島日野自動車㈱	徳島県板野郡松茂町笹木野八北開拓203－１	30,000	－	30,000	0.01
石川日野自動車㈱	石川県金沢市南森本町へ75－１	27,000	－	27,000	0.00
㈱ホリキリ	千葉県八千代市上高野1827－４	133,000	－	133,000	0.02
澤藤電機㈱	東京都練馬区豊玉北６－15－14	93,000	－	93,000	0.02
千代田運輸㈱	東京都日野市日野台１－21－１	40,000	－	40,000	0.01
埼玉機器㈱	埼玉県さいたま市中央区下落合７－１－３	23,000	－	23,000	0.00
計	－	1,017,000	－	1,017,000	0.18

２【株価の推移】

【当該四半期累計期間における月別最高・最低株価】

月別	平成20年４月	平成20年５月	平成20年６月
最高（円）	705	707	741
最低（円）	589	622	656

（注）最高・最低株価は、㈱東京証券取引所市場第１部におけるものである。

３【役員の状況】

前事業年度の有価証券報告書の提出日後、当四半期報告書の提出日までにおいて、役員の異動はない。

第５【経理の状況】

１．四半期連結財務諸表の作成方法について

当社の四半期連結財務諸表は、「四半期連結財務諸表の用語、様式及び作成方法に関する規則」（平成19年内閣府令第64号。以下「四半期連結財務諸表規則」という。）に基づいて作成している。

なお、四半期連結財務諸表は、「財務諸表等の用語、様式及び作成方法に関する規則等の一部を改正する内閣府令」（平成20年８月７日内閣府令第50号）附則第７条第１項第５号ただし書きにより、改正後の四半期連結財務諸表規則に基づいて作成している。

２．監査証明について

当社は、金融商品取引法第193条の２第１項の規定に基づき、当第１四半期連結累計期間（平成20年４月１日から平成20年６月30日まで）に係る四半期連結財務諸表について、あらた監査法人による四半期レビューを受けている。

1 【四半期連結財務諸表】

（1）【四半期連結貸借対照表】

（単位：百万円）

	当第１四半期連結会計期間末 (平成20年６月30日)	前連結会計年度末に係る要約 連結貸借対照表 (平成20年３月31日)
資産の部		
流動資産		
現金及び預金	24,923	29,108
受取手形及び売掛金	212,812	238,526
商品及び製品	74,476	62,351
仕掛品	24,104	23,593
原材料及び貯蔵品	18,334	16,620
その他	31,839	33,644
貸倒引当金	△3,361	△3,729
流動資産合計	383,129	400,115
固定資産		
有形固定資産		
建物及び構築物（純額）	105,935	106,523
機械装置及び運搬具（純額）	108,068	108,866
土地	93,546	95,409
その他（純額）	35,839	34,008
有形固定資産合計	※1 343,391	※1 344,807
無形固定資産	24,683	25,716
投資その他の資産		
投資有価証券	90,786	86,566
その他	23,369	23,235
貸倒引当金	△6,255	△6,070
投資その他の資産合計	107,900	103,730
固定資産合計	475,974	474,254
資産合計	859,104	874,369
負債の部		
流動負債		
支払手形及び買掛金	192,716	195,741
短期借入金	113,305	114,623
コマーシャル・ペーパー	11,000	32,000
1年内返済予定の長期借入金	23,453	23,618
未払法人税等	3,669	9,276
賞与引当金	6,679	4,526
製品保証引当金	10,855	10,935
その他	70,114	66,261
流動負債合計	431,794	456,983
固定負債		
長期借入金	37,503	37,630
退職給付引当金	36,767	37,090
その他	37,988	33,906
固定負債合計	112,259	108,627
負債合計	544,053	565,610

（単位：百万円）

	当第１四半期連結会計期間末 （平成20年６月30日）	前連結会計年度末に係る要約 連結貸借対照表 （平成20年３月31日）
純資産の部		
株主資本		
資本金	72,717	72,717
資本剰余金	64,327	64,327
利益剰余金	140,623	136,393
自己株式	△387	△379
株主資本合計	277,280	273,058
評価・換算差額等		
その他有価証券評価差額金	23,381	21,939
繰延ヘッジ損益	18	－
土地再評価差額金	1,617	1,617
為替換算調整勘定	△5,038	△5,315
評価・換算差額等合計	19,979	18,241
少数株主持分	17,790	17,458
純資産合計	315,050	308,758
負債純資産合計	859,104	874,369

（2）【四半期連結損益計算書】
【第1四半期連結累計期間】

（単位：百万円）

	当第1四半期連結累計期間 （自 平成20年4月1日 至 平成20年6月30日）
売上高	318,923
売上原価	276,297
売上総利益	42,625
販売費及び一般管理費	
製品保証引当金繰入額	10,855
給料及び手当	9,354
賞与引当金繰入額	1,128
退職給付引当金繰入額	727
その他	13,197
販売費及び一般管理費合計	35,263
営業利益	7,362
営業外収益	
受取利息	348
受取配当金	594
為替差益	1,850
雑収入	544
営業外収益合計	3,338
営業外費用	
支払利息	1,140
持分法による投資損失	23
雑支出	459
営業外費用合計	1,623
経常利益	9,076
特別利益	
投資有価証券売却益	2,141
その他	135
特別利益合計	2,277
特別損失	
固定資産売廃却損	241
その他	116
特別損失合計	358
税金等調整前四半期純利益	10,995
法人税、住民税及び事業税	2,960
法人税等調整額	397
法人税等合計	3,358
少数株主利益	747
四半期純利益	6,890

（3）【四半期連結キャッシュ・フロー計算書】

（単位：百万円）

	当第1四半期連結累計期間 （自 平成20年4月1日 至 平成20年6月30日）
営業活動によるキャッシュ・フロー	
税金等調整前四半期純利益	10,995
減価償却費	12,867
貸倒引当金の増減額（△は減少）	△77
製品保証引当金の増減額（△は減少）	△80
退職給付引当金の増減額（△は減少）	85
受取利息及び受取配当金	△943
支払利息	1,140
為替差損益（△は益）	△11
持分法による投資損益（△は益）	23
投資有価証券売却損益（△は益）	△2,141
固定資産売廃却損	241
固定資産売却損益（△は益）	△6
売上債権の増減額（△は増加）	26,164
たな卸資産の増減額（△は増加）	△13,267
仕入債務の増減額（△は減少）	△3,033
その他	4,109
小計	36,069
利息及び配当金の受取額	1,010
利息の支払額	△1,069
法人税等の支払額	△8,186
営業活動によるキャッシュ・フロー	27,823
投資活動によるキャッシュ・フロー	
有形固定資産の取得による支出	△9,781
有形固定資産の売却による収入	72
無形固定資産の取得による支出	△770
投資有価証券の取得による支出	△18
投資有価証券の売却による収入	2,489
連結の範囲の変更を伴う子会社株式の売却による収入	422
その他	△230
投資活動によるキャッシュ・フロー	△7,817
財務活動によるキャッシュ・フロー	
短期借入金の純増減額（△は減少）	503
コマーシャル・ペーパーの増減額（△は減少）	△21,000
長期借入れによる収入	1
長期借入金の返済による支出	△849
配当金の支払額	△2,870
その他	△7
財務活動によるキャッシュ・フロー	△24,223
現金及び現金同等物に係る換算差額	30
現金及び現金同等物の増減額（△は減少）	△4,185
現金及び現金同等物の期首残高	28,710
現金及び現金同等物の四半期末残高	24,524

【継続企業の前提に重要な疑義を抱かせる事象又は状況】
該当事項なし。

【四半期連結財務諸表作成のための基本となる重要な事項等の変更】

当第１四半期連結会計期間 （自　平成20年４月１日 至　平成20年６月30日）
１．連結の範囲に関する事項の変更 (1) 連結の範囲の変更 (連結子会社の減少) 株式売却による持分法適用関連会社への異動による減少 南九州日野自動車㈱ (2) 変更後の連結子会社の数 73社 ２．持分法の適用に関する事項の変更 (1) 持分法適用関連会社の変更 (持分法適用関連会社の増加) 株式売却による連結子会社からの異動による増加 南九州日野自動車㈱ (2) 変更後の持分法適用関連会社の数 17社 ３．会計処理基準に関する事項の変更 (1) 重要な資産の評価基準の変更 通常の販売目的で保有するたな卸資産については、従来、原価法によっていたが、当第１四半期連結会計期間より、「棚卸資産の評価に関する会計基準」（企業会計基準第９号　平成18年７月５日）が適用されたことに伴い、原価法（貸借対照表価額については収益性の低下に基づく簿価切下げの方法）により算定している。 なお、これによる四半期連結財務諸表に与える影響は軽微である。 (2) 「連結財務諸表作成における在外子会社の会計処理に関する当面の取扱い」の適用 当第１四半期連結会計期間より、「連結財務諸表作成における在外子会社の会計処理に関する当面の取扱い」（実務対応報告第18号　平成18年５月17日）を適用し、連結決算上必要な修正を行っている。 なお、これによる四半期連結財務諸表に与える影響は軽微である。

【簡便な会計処理】

当第１四半期連結会計期間 （自　平成20年４月１日 至　平成20年６月30日）
１．棚卸資産の評価方法 当第１四半期連結会計期間末の棚卸高の算出に関しては、実地棚卸を省略し、前連結会計年度末の実地棚卸高を基礎として合理的な方法により算定する方法によっている。 ２．法人税等並びに繰延税金資産及び繰延税金負債の算定方法 法人税等の納付税額の算定に関しては、加味する加減算項目や税額控除項目を重要なものに限定する方法によっている。 繰延税金資産の回収可能性に関しては、前連結会計年度末の検討において使用した将来の業績予測やタックス・プランニングに、前連結会計年度末からの重要な一時差異の変動を加味したものを使用する方法によっている。

【四半期連結財務諸表の作成にあたり適用した特有の会計処理】
該当事項なし。

【会社等の財政又は経営の状態等に関する事項で、当該企業集団の財政状態及び経営成績の判断に影響を与えると認められる重要なもの】
該当事項なし。

【追加情報】

当第１四半期連結会計期間 (自 平成20年４月１日 至 平成20年６月30日)
有形固定資産の耐用年数の変更 当社及び国内連結子会社は、減価償却資産の耐用年数等に関する平成20年度法人税法の改正に伴い、当第１四半期連結会計期間より有形固定資産の一部について耐用年数を変更している。 なお、これによる四半期連結財務諸表に与える影響は軽微である。

【注記事項】

(四半期連結貸借対照表関係)

当第１四半期連結会計期間末 (平成20年６月30日)	前連結会計年度末 (平成20年３月31日)
※１ 有形固定資産に対する減価償却累計額 559,465百万円 ２ 保証債務 銀行借入金他に対し債務保証を行っている。 関連会社 九州サンボディー㈱ 132百万円 オートローン 1,758 従業員の住宅資金借入金 6,498 計 8,388 ３ 担保提供資産 担保に供されている資産について、事業の運営において重要なものであり、かつ、前連結会計年度の末日に比べて著しい変動が認められるものはない。	※１ 有形固定資産に対する減価償却累計額 554,806百万円 ２ 保証債務 銀行借入金他に対し債務保証を行っている。 関連会社 九州サンボディー㈱ 144百万円 オートローン 1,894 従業員の住宅資金借入金 6,666 計 8,704 ―――――

(四半期連結キャッシュ・フロー計算書関係)

当第１四半期連結累計期間 (自 平成20年４月１日 至 平成20年６月30日)
現金及び現金同等物の四半期末残高と四半期連結貸借対照表に掲記されている科目の金額との関係 現金及び預金勘定 24,923百万円 預入期間が３ヶ月を超える定期預金 △399 現金及び現金同等物 24,524

（株主資本等関係）

当第１四半期連結会計期間末（平成20年６月30日）及び当第１四半期連結累計期間（自 平成20年４月１日 至 平成20年６月30日）

１．発行済株式の種類及び総数

普通株式 574,580千株

２．自己株式の種類及び株式数

普通株式　　743千株

３．新株予約権等に関する事項

該当事項なし。

４．配当に関する事項

(1) 配当金支払額

（決議）	株式の種類	配当金の総額（百万円）	１株当たり配当額（円）	基準日	効力発生日	配当の原資
平成20年６月25日定時株主総会	普通株式	2,870	5	平成20年３月31日	平成20年６月26日	利益剰余金

(2) 基準日が当第１四半期連結累計期間に属する配当のうち、配当の効力発生日が当第１四半期連結会計期間末後となるもの

該当事項なし。

５．株主資本の金額の著しい変動

該当事項なし。

（セグメント情報）

【事業の種類別セグメント情報】

当第１四半期連結累計期間（自 平成20年４月１日 至 平成20年６月30日）

当社グループは、自動車の製造及び販売に関連した事業のみであるため、事業の種類別セグメント情報は記載していない。

【所在地別セグメント情報】

当第１四半期連結累計期間（自 平成20年４月１日 至 平成20年６月30日）

	日本（百万円）	アジア（百万円）	その他の地域（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
売上高						
(1)外部顧客に対する売上高	235,604	54,764	28,554	318,923	－	318,923
(2)セグメント間の内部売上高又は振替高	35,323	422	57	35,802	△35,802	－
計	270,928	55,186	28,611	354,726	△35,802	318,923
営業利益	3,518	3,171	70	6,760	601	7,362

（注）１．国又は地域の区分方法は、地理的近接度によっている。

２．各区分に属する主な国又は地域は以下のとおり。

アジア：タイ、インドネシア

その他の地域：アメリカ、オーストラリア

３．会計方針の変更

重要な資産の評価基準の変更

「四半期連結財務諸表作成のための基本となる重要な事項等の変更」に記載のとおり、通常の販売目的で保有するたな卸資産については、従来、原価法によっていたが、当第１四半期連結会計期間より、「棚卸資産の評価に関する会計基準」（企業会計基準第９号 平成18年７月５日）が適用されたことに伴い、原価法（貸借対照表価額については収益性の低下に基づく簿価切下げの方法）により算定している。なお、これによる損益に与える影響は軽微である。

４．追加情報

有形固定資産の耐用年数の変更

当社及び国内連結子会社は、減価償却資産の耐用年数等に関する平成20年度法人税法の改正に伴い、当第１四半期連結会計期間より有形固定資産の一部について耐用年数を変更している。なお、これによる損益に与える影響は軽微である。

【海外売上高】

当第１四半期連結累計期間（自 平成20年４月１日 至 平成20年６月30日）

	アジア	北米	大洋州	中南米	その他の地域	計
海外売上高（百万円）	64,667	18,152	10,495	8,303	12,050	113,669
連結売上高（百万円）	－	－	－	－	－	318,923
連結売上高に占める海外売上高の割合（%）	20.2	5.7	3.3	2.6	3.8	35.6

（注）１．国又は地域の区分方法は、地理的近接度によっている。

２．各区分に属する主な国又は地域は以下のとおり。

アジア：タイ、インドネシア、パキスタン、中国

北米：アメリカ、カナダ

大洋州：オーストラリア、ニュージーランド

中南米：エクアドル、ペルー

その他の地域：中東

(有価証券関係)
時価のある満期保有目的の債券及びその他有価証券について、事業の運営において重要なものであり、かつ、前連結会計年度の末日に比べて著しい変動が認められるものはない。

(デリバティブ取引関係)
デリバティブ取引にはヘッジ会計を適用しているので、該当事項はない。

(ストック・オプション等関係)
該当事項なし。

(1株当たり情報)
1．1株当たり純資産額

当第1四半期連結会計期間末 (平成20年6月30日)		前連結会計年度末 (平成20年3月31日)	
1株当たり純資産額	518円 2銭	1株当たり純資産額	507円63銭

2．1株当たり四半期純利益金額等

当第1四半期連結累計期間 (自 平成20年4月1日 至 平成20年6月30日)
1株当たり四半期純利益金額　　12円 1銭 なお、潜在株式調整後1株当たり四半期純利益金額については、新株予約権付社債等潜在株式がないため記載していない。

(注) 1株当たり四半期純利益金額の算定上の基礎は、以下のとおりである。

	当第1四半期連結累計期間 (自 平成20年4月1日 至 平成20年6月30日)
四半期純利益 (百万円)	6,890
普通株主に帰属しない金額 (百万円)	−
普通株式に係る四半期純利益 (百万円)	6,890
期中平均株式数 (千株)	573,843

(重要な後発事象)
該当事項なし。

(リース取引関係)
当第1四半期連結会計期間におけるリース取引残高について、前連結会計年度末に比べて著しい変動が認められるものはない。

２【その他】

該当事項なし。

第二部【提出会社の保証会社等の情報】

該当事項なし。

独立監査人の四半期レビュー報告書

平成20年8月8日

日 野 自 動 車 株 式 会 社

取 締 役 会 御 中

あ ら た 監 査 法 人

指定社員 業務執行社員　公認会計士　小 澤 義 昭

指定社員 業務執行社員　公認会計士　出 口 眞 也

指定社員 業務執行社員　公認会計士　大 場 康 史

当監査法人は、金融商品取引法第193条の２第１項の規定に基づき、「経理の状況」に掲げられている日野自動車株式会社の平成20年４月１日から平成21年３月31日までの連結会計年度の第１四半期連結累計期間（平成20年４月１日から平成20年６月30日まで）に係る四半期連結財務諸表、すなわち、四半期連結貸借対照表、四半期連結損益計算書及び四半期連結キャッシュ・フロー計算書について四半期レビューを行った。この四半期連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から四半期連結財務諸表に対する結論を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる四半期レビューの基準に準拠して四半期レビューを行った。四半期レビューは、主として経営者、財務及び会計に関する事項に責任を有する者等に対して実施される質問、分析的手続その他の四半期レビュー手続により行われており、我が国において一般に公正妥当と認められる監査の基準に準拠して実施される年度の財務諸表の監査に比べ限定された手続により行われた。

当監査法人が実施した四半期レビューにおいて、上記の四半期連結財務諸表が、我が国において一般に公正妥当と認められる四半期連結財務諸表の作成基準に準拠して、日野自動車株式会社及び連結子会社の平成20年６月30日現在の財政状態並びに同日をもって終了する第１四半期連結累計期間の経営成績及びキャッシュ・フローの状況を適正に表示していないと信じさせる事項がすべての重要な点において認められなかった。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以 上

(注) １．上記は、四半期レビュー報告書の原本に記載された事項を電子化したものであり、その原本は当社（四半期報告書提出会社）が別途保管しております。

２．四半期連結財務諸表の範囲にはＸＢＲＬデータ自体は含まれていません。

RECEIVED
2008 SEP 11 A 11:21

Certification

August 8, 2008

(summary)

1 【Matters regarding the appropriateness of the details specified in the quarterly report】
Yoshio Shirai, President of Hino Motors, has confirmed that the details specified in the quarterly report for the first quarter of the 97th Fiscal Term (from April 1, 2008 to June 30, 2008) are appropriately stated as required under the provisions of the Financial Instruments and Exchange Law.

2 【Matters of particular note】
There is nothing that should be particularly noted.

【表紙】

【提出書類】	確認書
【根拠条文】	金融商品取引法第24条の４の８第１項
【提出先】	関東財務局長
【提出日】	平成20年８月８日
【会社名】	日野自動車株式会社
【英訳名】	HINO MOTORS, LTD.
【代表者の役職氏名】	取締役社長　白井 芳夫
【最高財務責任者の役職氏名】	該当事項はありません。
【本店の所在の場所】	東京都日野市日野台３丁目１番地１
【縦覧に供する場所】	株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号） 株式会社名古屋証券取引所 （愛知県名古屋市中区栄３丁目８番20号）

1 【四半期報告書の記載内容の適正性に関する事項】

当社取締役社長白井芳夫は、当社の第97期第１四半期（自平成20年４月１日 至平成20年６月30日）の四半期報告書の記載内容が金融商品取引法令に基づき適正に記載されていることを確認しました。

2 【特記事項】

特記すべき事項はありません。

END